EARLY WARNING RELEASE

(Montréal, November 22, 2018) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces that it has subscribed for and received from IDM Mining Ltd. (TSXV:IDM) ("IDM") 16,666,668 units ("Units") at a price of $0.06 per Unit, for an aggregate subscription price of $1,000,000.08. Each Unit is comprised of one common share ("Common Share") in the share capital of IDM and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant") of IDM. Each Warrant entitles the holder to acquire one Common Share at a purchase price of $0.085 for a period of 24 months from the date of issue as per the previously announced non-brokered private placement (the "Private Placement"). The Private Placement was originally announced on October 5, 2018 and upsized on October 23, 2018.

Immediately prior to the closing of the Private Placement, Osisko held 77,987,098 Common Shares, representing approximately 16.2% of the issued and outstanding Common Shares. Immediately following the closing of the Private Placement, Osisko owns, beneficial ownership of, or control and direction over (i) 94,653,766 Common Shares, representing approximately 18.2% of the issued and outstanding Common Shares; and (ii) 8,333,334 Warrants. Assuming the exercise of the Warrants, Osisko would own 102,987,100 Common Shares, representing approximately 19.5% of the common shares that would then be issued and outstanding.

Osisko acquired the Units described in this press release for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional Common Shares and/or other equity, debt or other securities or instruments (collectively, "Securities") of IDM in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of IDM and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Private Placement described above will be available on SEDAR under IDM’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.4% interest in Barkerville Gold Mines Ltd., a 16.7% interest in Osisko Mining Inc., a 15.5% interest in Victoria Gold Corp., a 12.6% interest in Falco Resources Ltd and an 10.6% interest in Osisko Metals Incorporated.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com